SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of march, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.300.025.357 Publicly-held company with authorized capital

1.  DATE, TIME AND PLACE: March 20, 2009, at 7:00 p.m., exceptionally at the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464, 6th floor, part B, room of the Board, Morumbi, São Paulo - SP, in accordance with the call notice made as provided in the Bylaws...

2.   CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman of the meeting; Breno Rodrigo Pacheco de Oliveira – Secretary of the meeting.

3.   ATTENDANCE: The meeting initiated with the attendance of the members of the Board of Directors representing the necessary quorum, as provided in the Bylaws of the Company.

4. AGENDA AND RESOLUTIONS:

Mr. Luis Miguel Gilpérez López, President of the Board of Directors, clarified that the meeting had the purpose of discussing and resolving about the proposal of a corporate restructuring aiming the merger of shares of Telemig Celular S.A. (“TC”) into Company and of Company into Vivo Participações S.A. (“Vivo Part.”), for the conversion of TC into a wholly-owned subsidiary of Company and of Company into a wholly-owned subsidiary of Vivo Part. (“Corporate Restructuring”).

The Chairman also clarified that the purpose of the Corporate Restructuring is to simplify the current organizational structure that currently comprises three publicly-held companies, two of them with ADRs traded abroad. The simplified structure will reduce administrative costs and allow the shareholders of the Companies to participate in one company with shares traded in the Brazilian and International stock exchanges increasing liquidity and facilitating the unification, standardization and the rationalization of the general administration of the businesses. The Corporate Restructuring will be done in a way that will not change the control of the companies involved.

Also, considering that in September of 2008 it was issued the Parecer de Orientação 35 by Comissão de Valores Mobiliários – CVM and in order to follow its recommendation, it is suggested that an independent special committee is created on the terms of such Parecer, to manifest about the exchange ratio of shares and other conditions of the Corporate Restructuring that shall be proposed and to submit its recommendations to the Board of Directors of the Company.

After clarifications and presented the proposal by the Board of Officers, the members of the Board of Directors, by unanimous votes of all members, have resolved:

4.1.      to approve, the commencement of the intended Corporate Restructuring, ad referendum of the shareholders’ meeting of the Company;

4.2.      to approve the constitution of the independent special committee of Parecer de Orientação No. 35/08 issued by CVM (“Special Committee”), to be composed by: (i) Shakhaf Wine, Brazilian citizen, married, economist, bearer of Identity Card RG No. 07.140.616-9 IFP/RJ, enrolled with CPF/MF under No. 018.755.347-50, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, No. 2.200, Bloco 2, 2º andar, current vice president of the Board of Directors of the Company, as a member of the Special Committee chosen by the majority of the members of the Board of Directors; (ii) Marcelo Santos Barbosa, Brazilian citizen, married, lawyer, bearer of Identity Card OAB/RJ nº 84.406, enrolled with the CPF/MF under No. 021.751.457-00, domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Wilson 231/18º andar, member of the Board of Directors of the Company appointed by the minority shareholders, as a member of the Special Committee appointed by the non-controlling shareholders; and (iii) Norair Ferreira do Carmo, Brazilian citizen, accountant, bearer of Identity Card RG No. 16.220.475 SSP/SP, enrolled with CPF/MF under No. 054.307.008-51, with professional address in the City of São Paulo, State of São Paulo, at Rua Martiniano de Carvalho, 851, 17º andar, as a member appointed jointly by the other two members of the Special Committee. The Special Committee shall remain constituted as from this date hereof until the shareholders’ meetings of the companies that approved the Corporate Restructuring.

4.3.      to define the powers and duties of the Special Committee constituted by the Company, described as follows, considering that such Special Committee shall, when performing its duties, observe what is stated in Law 6,404/76 as amended, in regard to the fiduciary duties of the administrators, acting in the interest of the Company: (i) to express its opinion about the exchange ratio of shares to be proposed by the companies involved and the other terms and conditions of the Corporate Restructuring; (ii) to analyze the appraisal reports and studies of the financial and juridical assessors of the Company and the proposals of the managements related to the conditions of the Corporate Restructuring, as well as documents that justify such proposals; and (iii) to submit its comments and opinions regarding the conditions of the transaction to the Board of Directors. The Special Committee shall meet ordinarily, biweekly or, extraordinarily by the request of the administrators of the Company, being possible that such meeting is held by audio or video- conference. The members of the Special Committee shall, whenever is possible, observe the timetable proposed. The manifestations and recommendations of the Special Committee regarding the subjects of the Corporate Restructuring in regard that it shall express its opinion, will be registered in the head office of the Company jointly with the proposals and other documents related to the Corporate Restructuring and will be presents to the administrators for resolution, “ad referendum” of the shareholders meeting of the Company. The Special Committee can hire external independent assessors to advise it in specific subjects when it shall deem necessary. The Board of Directors will rate the remuneration of the members of the Special Committee, that Will compose the costs of the transaction.

5.         ADJOURNMENT OF THE MEETING: As no matters were left to be discussed, the meeting was adjourned and these minutes, after being drawn up, read and approved, were executed by the Board in attendance and by the Secretary, and, then, registered in the proper corporate book.

SIGNATURES: Luis Miguel Gilpérez López - President of the Board of Directors; Shakhaf Wine – Vice-President of the Board of Directors; Felix Pablo Ivorra Cano; Ignácio Aller Mallo (Director represented by Luis Miguel Gilpérez López); Luis Miguel da Fonseca Pacheco de Melo (Director represented by Shakhaf Wine); Luiz Kaufmann; Rui Manuel de Medeiros d´Espiney Patrício (Director represented by Shakhaf Wine); José Guimarães Monforte; Antonio Gonçalves e Marcelo Santos Barbosa – Directors and Breno Rodrigo Pacheco de Oliveira - Secretary.

The present certificate is a true and correct copy of the minutes of the extraordinary meeting of the Board of Directors, held on March 20, 2009 drawn up in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS No. 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.